CHINA FINANCE ONLINE CO. LIMITED

9th Floor of Tower C, Corporate Square

NO.35 Financial Street, Xicheng District

Beijing 100033, China

February 27, 2012

VIA EDGAR AND FACSIMILE

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	China Finance Online Co. Limited

Form 20-F for the Fiscal Year Ended December 31, 2010

Filed May 31, 2011

File No. 000-50975

Dear Mr. Gilmore:

We are in receipt of your letter dated February 10, 2012 (the “Comment Letter”) containing comments of the staff of the Securities and Exchange Commission (the “Staff”) pertaining to the filings referenced above.

On behalf of China Finance Online Co. Limited (the “Company”), we respectfully advise the Staff that we will require more than 10 business days to sufficiently respond to each of the comments contained in the Comment Letter. Accordingly, we ask the Staff to grant the Company an extension to respond to the Comment Letter until March 9, 2012.

Thank you.

Sincerely,

/s/ Jeff Wang

Jeff Wang

Chief Financial Officer

cc:	Steven Liu, DLA Piper UK LLP Beijing Representative Office